Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated May 16, 2006
Registration Statement No. 333-132368
Restore Medical, Inc.
4,000,000 Shares
      Unless the context requires otherwise, the words ”we,” ”Company,” ”us,” and ”our” refer to Restore Medical, Inc.
          Issuer:
      Restore Medical, Inc.
          Estimated Price to Public:
      $8.00. This represents a decrease from the price range of $9.00 to $11.00 indicated in the preliminary prospectus dated May 12, 2006 relating to these securities (the “Preliminary Prospectus”).
          Estimated Net Proceeds and Use of Proceeds:
      As a result of the decrease in the estimated price to the public to $8.00 per share, the estimated net proceeds will decrease from approximately $35.5 million to approximately $28.0 million, or, if the underwriters exercise their over-allotment option in full, from approximately $41.1 million to approximately $32.5 million. The intended use of proceeds remains unchanged.
          Pro Forma As Adjusted Balance Sheet Data:
      As of March 31, 2006, adjusted to reflect the decrease in net proceeds from the offering:

	As of March 31, 2006

	Actual	As Adjusted

Balance sheet data:
Cash and cash equivalents	$3,463,537	$31,473,537
Working capital	3,144,606	31,154,606
Total assets	8,813,518	36,823,518
Total current liabilities	3,583,569	3,583,569
Total liabilities	9,356,684	8,045,570
Convertible participating preferred stock	39,208,857	—
Total common Stockholders’ equity (deficit)	(39,752,023)	28,777,948
      As adjusted information in the preceding table reflects (a) the conversion of our preferred stock into 10,395,299 shares (on a post-split basis) of our common stock upon the completion of this offering and (b) our sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $8.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from those shares.

          Pro Forma Actual and As Adjusted Capitalization:
      As of March 31, 2006, adjusted to reflect the decrease in net proceeds from the offering:

	As of March 31, 2006

	Actual	As Adjusted

Long-term debt, excluding current portion	$4,453,201	$4,453,201
Preferred stock warrants subject to redemption	1,311,114	—

Total indebtedness	5,764,315	4,453,201

Convertible participating preferred stock:
Series A, $0.01 par value: 775,000 shares authorized; 750,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	747,380	—
Series B, $0.01 par value: 4,500,000 shares authorized; 4,185,411 shares issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted	13,507,461	—
Series C, $0.01 par value: 9,500,000 shares authorized; 7,615,675 shares issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted	18,723,137	—
Series C-1, $0.01 par value: 2,940,000 shares authorized; 2,498,833 shares issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted	6,230,879	—

Total convertible participating preferred stock	39,208,857	—

Common stockholders’ equity (deficit):
Undesignated preferred stock, $0.01 par value: 2,000,000 shares authorized issued and outstanding, actual; 5,000,000 shares authorized and no shares issued or outstanding, as adjusted	—	—
Common stock $0.01 par value: 23,500,000 shares authorized; 855,926 shares issued and outstanding, actual; 50,000,000 shares authorized and 15,251,225 shares issued and outstanding, as adjusted	8,560	152,512
Additional paid-in capital	3,364,721	71,750,740
Deferred stock-based compensation	(1,936,724)	(1,936,724)
Accumulated deficit	(41,188,580)	(41,188,580)

Total stockholders’ equity (deficit)	(39,752,023)	28,777,948

Total capitalization	$5,221,149	$33,231,149

      The preceding table describes our capitalization as of March 31, 2006 on an actual basis and as adjusted to reflect: 1) the conversion of all of the outstanding shares of our preferred stock into 10,395,299 shares (on a post-split basis) of common stock upon completion of this offering; 2) the reclassification of all outstanding preferred stock warrants subject to redemption to common stock warrants; 3) the filing of amendments to our charter effective upon completion of this offering; and 4) our sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $8.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from our sale of common stock in this offering.
      The preceding table excludes, on an as adjusted basis, 768,680 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2006 on an as-if converted basis and at a weighted average exercise price of $1.60 per share, 1,384,698 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2006 on an as-if converted basis and at a weighted average exercise price of $1.09 per share, and 1,834,372 shares of common stock available for future issuance as of March 31, 2006 under our stock incentive plans.
          Dilution:
      If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the adjusted net tangible book value per share of common stock immediately after this offering. Our net tangible book value as of March 31, 2006 was $(41.4) million or $(48.34) per share of common stock. Net tangible book value per share is determined by dividing (a) our total tangible assets less our total liabilities (including redeemable preferred stock) by (b) the number of shares of common stock outstanding.
      After giving effect to (a) the conversion of all of the outstanding shares of our preferred stock into shares of common stock upon completion of this offering, (b) conversion of preferred stock warrants into common stock warrants upon completion of this offering and (c) our sale of 4,000,000 shares of common stock at an assumed initial public offering price of $8.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds from such sale, our adjusted net tangible book value as of March 31, 2006 would have been $28.4 million, or $1.86 per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $50.20 per share and an immediate dilution to new investors of $6.14 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$8.00
Net tangible book value per share as of March 31, 2006	$(48.34)
Effect of conversion of preferred stock into common stock	48.15
Effect of conversion of preferred stock warrants subject to redemption into common stock warrants	0.11
Increase per share attributable to new investors	1.94

Adjusted net tangible book value per share after this offering		1.86

Dilution per share to new investors		$6.14

      If the underwriters exercise their over-allotment option to purchase additional shares in this offering, our adjusted net tangible book value at March 31, 2006 would have been $32.9 million, or $2.08 per share, representing an immediate increase in net tangible book value to our existing stockholders of $50.42 per share and an immediate dilution to new investors of $5.92 per share.
      The following table summarizes as of March 31 2006, on an adjusted basis reflecting the conversion of all of the outstanding shares of our preferred stock into 10,395,299 shares (on a post-split basis) of common stock upon completion of the offering, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $8.00 per share and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average
					Price per
	Number	Percent	Amount	Percent	Share

Existing stockholders	11,251,225	73.8%	$39,918,048	55.5%	$3.55
New investors	4,000,000	26.2%	32,000,000	44.5%	$8.00

Total	15,251,225	100%	$71,918,048	100%	$4.72

      As of March 31, 2006, there were options outstanding to purchase a total of 1,384,698 shares of common stock. Those options had a weighted average exercise price of $1.09 per share. As of March 31, 2006, there were warrants outstanding to purchase on an as-if converted basis a total of 768,680 shares of common stock. Those warrants had a weighted average exercise price of $1.60 per share. Assuming the exercise in full of all our outstanding options and warrants, adjusted net tangible book value at March 31, 2006 would be $1.79 per share, representing additional dilution per share to new investors of $6.21 per share. The following table assumes the exercise of all outstanding options and warrants as of March 31, 2006:

	Shares Purchased		Total Consideration		Average
					Price per
	Number	Percent	Amount	Percent	Share

Existing stockholders	13,404,603	77.0%	$42,657,257	57.1%	$3.18
New investors	4,000,000	23.0%	32,000,000	42.9%	$8.00

Total	17,404,603	100%	$74,657,257	100%	$4.29

          Options Granted in Fiscal Year 2005:
      The following table contains information regarding stock options granted to the executive officers named in the Summary Compensation Table on page 71 of the Preliminary Prospectus during the fiscal year ended December 31, 2005.

	Potential Realizable Value at
	Assumed Annual Rates of
	Stock Price Appreciation for
	Option Term(1)

Name	5%	10%

J. Robert Paulson, Jr.	$4,873,878	$8,027,000
John J. Foster
Philip E. Radichel	29,828	49,125
Edward W. Numainville
Susan L. Critzer
Paula J. Norbom

(1)	There was no public market for our common stock as of December 31, 2005. “Potential Realizable Value” has been determined assuming a fair market value equal to $8.00 per share. The compounding assumes a ten year exercise period for all option grants. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

Aggregated Value of Options Held at December 31, 2005:
      The following table contains information about the number and value of unexercised stock options held by the executive officers named in the Summary Compensation Table on page 71 of the Preliminary Prospectus as of December 31, 2005. There were no stock options exercised by such officers during fiscal year 2005.

	Value of Unexercised In-the-
	Money Options Held at
	December 31, 2005(1)

Name	Exercisable	Unexercisable

J. Robert Paulson, Jr.	$—	$2,818,650
John J. Foster	$244,364	$445,637
Philip E. Radichel	$60,092	$29,256
Edward W. Numainville	$209,305	$89,127
Susan L. Critzer	$1,731,900	$—
Paula J. Norbom	$177,158	$323,093

(1)	There was no public market for our common stock as of December 31, 2005. “Value” has been determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $8.00 per share and the per share option exercise price.
      The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or its underwriters will arrange to send you the prospectus if you request it in writing at Deutsche Bank Securities Inc., Attn: Prospectus Department, 1254 Ave of the Americas, New York, New York 10017 or emailing prospectusrequest@list.db.com.
      The most recent registration statement, as amended (including preliminary prospectus) can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1350620/000095013406009801/c01111a4sv1za. htm